FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2005
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date September 28, 2005	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

*	Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Semiannual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

[English summary with full translation of consolidated financial information]
Semiannual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan
For the six months ended
June 30, 2005
CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements
This semiannual report includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this semiannual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this semiannual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I . Corporate Information
(1) Consolidated Financial Summary

	Millions of Yen (except per share amounts)
	Six months ended June 30			Year ended December 31
	2003	2004	2005	2003	2004
Net sales	1,535,588	1,648,420	1,755,840	3,198,072	3,467,853
Income before income taxes and minority interests	215,506	259,974	283,733	448,170	552,116
Net income	127,767	160,776	175,268	275,730	343,344
Stockholders’ equity	1,745,017	2,006,734	2,363,970	1,865,545	2,209,896
Total assets	3,120,088	3,353,465	3,657,425	3,182,148	3,587,021
Net assets per share (Yen)	1,986.32	2,263.90	2,664.44	2,120.58	2,491.83
Net income per share: basic (Yen)	145.55	181.84	197.61	313.81	387.80
Net income per share: diluted (Yen)	143.99	181.17	197.38	310.75	386.78
Stockholders’ equity / total assets (%)	55.9	59.8	64.6	58.6	61.6
Cash flows from operating activities	228,300	297,827	257,961	465,649	561.529
Cash flows from investing activities	(111,328)	(109,920)	(181,056)	(199,948)	(252,967)
Cash flows from financing activities	(46,688)	(64,326)	(38,409)	(102,039)	(102,268)
Cash and cash equivalents at end of period	591,130	811,221	935,921	690,298	887,774
Number of employees	100,308	104,947	109,434	102,567	108,257

Notes:

1	Canon’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2	Consumption tax is excluded from the stated amount of net sales.
(2) Number of Employees
     Canon’s number of employees by product group are summarized as follows:

As of June 30, 2005
Business Machines	75,719
Cameras	17,115
Optical and other products	11,236
Corporate	5,364

Total	109,434

II . The Business
(1) Operating Results
Looking back at the global economy in the first half of 2005, despite worldwide concern over the economic impact of high crude oil prices and escalating costs of raw materials, economic growth was fairly steady during the term. In the United States, employment conditions continued to show improvement while consumer spending remained healthy, which helped fuel the ongoing trend of gradual expansion. In Europe, the effects of such factors as sluggish domestic demand have resulted in an economic slowdown. As for Asia, while the rate of expansion declined somewhat, China continued to realize high growth, and other Asian economies also enjoyed generally favorable performances. In Japan, such factors as improved consumer spending and an increase in capital spending fueled by favorable corporate profits indicated a trend of modest growth.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens-reflex (SLR) cameras continued to grow significantly in Japan and overseas markets during the term. Although sales of digital compact cameras leveled off in Japan, they remained strong in overseas markets to realize healthy growth overall. As for network digital multifunction devices (MFDs), demand shifted toward increasing multifunctionality, speed and color capability in the business market, while price competition intensified within the market for lower-speed models. Although sales of computer peripherals, including printers, grew for both multifunction and color models, the segment suffered amid severe price competition and a shift in demand toward high-performance low-priced machines. Demand for steppers, used in the production of semiconductors, tapered off because investment by manufacturers has entered a correction phase, resulting in sluggish sales. Increased demand for liquid crystal display (LCD) televisions, however, fueled growth in the market for projection aligners, which are used in the production of LCDs. The average value of the yen for the first half was ¥106.18 to the U.S. dollar and ¥136.14 to the euro, representing a year-on-year increase of almost 2% against the U.S. dollar, and a decrease of a little over 2% against the euro.
Amid these conditions, Canon’s consolidated net sales for the first half increased by 6.5% from the year-ago period to ¥1,755.8 billion, boosted by a favorable rise in sales of digital cameras and color network MFDs, along with a substantial increase in sales of projection aligners used in the production of LCDs. Net income for the first half recorded a first-half high of ¥175.3 billion, a year-on-year increase of 9.0%. Canon’s gross profit ratio for the half was 48.4%, a decline of 1.7 points from the 50.1% ratio recorded in the first half of 2004. Although production-reform efforts continued during the term, the decline in the gross profit ratio was mainly caused by a combination of such factors as increases in the prices of crude oil and raw materials, and severe price competition mainly among consumer products. Selling, general and administrative expenses for the first half rose 1.3% year-on-year, which was less than the growth rate of net sales during the same period; Although R&D expenditures grew by ¥4.0 billion to ¥136.4 billion during the first half, other selling, general and administrative expenses remained at the same level as the year-ago period. Operating profit ratio for the first half was 15.4%, the same rate as the year-ago period. Consequently, operating profit in the first half totaled ¥270.2 billion, a year-on-year increase of 6.6%. Other income (deductions) improved by ¥6.9 billion, mainly due to a ¥3.6 billion improvement in interest income (expense), along with a substantial decrease in currency exchange losses on foreign-currency-denominated trade receivables. As a result, income before income taxes and minority interests in the first half totaled ¥283.7 billion, a year-on-year increase of 9.1%. The effective tax rate during the half was 35.7%, the same rate as the year-ago period. Consequently, net income for the first half of 2005 totaled ¥175.3 billion.
Basic net income per share for the first half was ¥197.61, a year-on-year increase of ¥15.77.

Canon’s semiannual results by business segment are summarized as follows:
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicates a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, amid color network digital MFDs, the iR C3220/2620 and iR C3100 series continued to sell well and recorded healthy sales increases in both Japan and Europe. The company bolstered the strength and competitiveness of its MFD products with the Japanese-market launch in May of the iR C3170/2570 series, successor to the iR C3100 series. The company strengthened its lineup of monochrome network digital MFDs with the launch of the high-end office-use iR6570/5570 models, which contributed to the realization of expanded sales, while the low-end and mid-range office-use iR4570/3570/2870/2270 models also enjoyed healthy sales. Overall, sales of office imaging products in the first half realized a year-on-year increase of 2.4%. In the field of computer peripherals, laser beam printers enjoyed a year-on-year increase in unit sales of nearly 30%, with both monochrome systems, particularly personal-use models, and color models achieving growth. Sales in value terms also realized double-digit growth despite the effects of the shift in market demand toward lower priced models and the appreciation of the yen against the U.S. dollar. Inkjet printers recorded a considerable increase in unit sales of approximately 15%, with the PIXMA iP3000 and iP4000 models maintaining brisk sales, high-speed multifunction systems, such as the PIXMA MP760, fueling sales growth, and the launch of popular models for markets outside of Japan, such as the PIXMA MP110/130, contributing to a stronger product lineup. Although unit sales of inkjet printers increased significantly, due to the impact of intensified price competition, sales in terms of value rose only slightly. As a result, sales of computer peripherals for the first half realized a year-on-year increase of 8.9%. Sales of business information products decreased by 10.2% due to the intentional curtailing of personal computer sales in the Japanese market. Collectively, sales of business machines during the first half totaled ¥1,197.0 billion, a year-on-year increase of 4.8%. Operating profit for the first half totaled ¥259.5 billion, a year-on-year increase of 4.3%, as cost reductions realized through the integration of manufacturing and development operations cancelled out the effects of rising materials prices and the drop in retail prices.
Within the camera segment, digital SLR cameras continued to enjoy robust growth, bolstered by particularly strong sales of the EOS DIGITAL REBEL XT launched in March, along with continued strong demand for the EOS 20D, which has also led to expanded sales of interchangeable SLR lenses. The introduction of several new compact-model digital cameras—the PowerShot SD500, PowerShot SD400, PowerShot A520, and PowerShot A510—also fueled sales growth. In the field of digital video camcorders, newly introduced models such as the Optura 60, Elura 90, and ZR100 recorded strong performances. As a result, overall camera sales for the first half increased by 9.2% from the year-ago period to ¥379.1 billion. Although the operating profit ratio decreased by 1.4 points due to the effects of a decline in selling prices, operating profit for the camera segment increased year-on-year by 0.7% to ¥61.9 billion.
In the optical and other products segment, sales of steppers, used for the production of semiconductors, decreased because investment by manufacturers has entered a correction phase. Sales of aligners for the production of LCDs enjoyed robust growth as LCD display manufacturers actively carried out new investments. As a result, first-half sales for the segment totaled ¥179.7 billion, a year-on-year increase of 13.1%. Operating profit for the segment grew year-on-year by 38.8% to ¥21.0 billion, boosted by an increase in sales volume.
Semiannual results by domestic and overseas company location are summarized as follows:

Japan
Sales in Japan increased 8.2% from the previous same period to ¥481.4 billion, mainly due to expanded sales in digital SLR cameras and color network digital MFDs. This was despite a decline in sales of personal computers. Geographical operating profit rose 7.0% from the previous same period to ¥310.8 billion.
Americas
Sales increased 4.7% from the previous same period to ¥516.9 billion, mainly due to a expanded sales in digital cameras. This was despite a decline in sales of monochrome network digital MFDs. Geographical operating profit decreased by 25.2% from the previous same period to ¥17.9 billion.
Europe
Sales increased 7.0% from the previous same period to ¥550.4 billion, mainly due to expanded sales in color network digital MFDs and digital cameras. Geographical operating profit also increased 41.3% from the previous same period to ¥14.0 billion.
Asia and others
Sales increased 6.1% from the previous same period to ¥207.1 billion, mainly due to an increase in digital camera and aligners for the production of LCDs sales. On the other hand, geographical operating profit decreased by 1.9% from the previous same period to ¥13.9 billion, mainly due to increasing prices for raw material.
Cash Flows
Cash and cash equivalents increased by ¥48.1 billion from the end of the previous year, to ¥935.9 billion at the end of the first half of 2005.
Cash flows from operating activities
In the first half of 2005, although Canon maintained cash flow from operating activities of ¥258.0 billion, reflecting the substantial growth in sales and increased cash proceeds from sales, combined with an increase in net income, the figure represents a year-on-year decrease of ¥39.9 billion due to the increased corporate tax payment accompanying the increase in profit last year.
Cash flows from investing activities
Capital expenditure totaled ¥174.1 billion, which was used mainly to expand production capabilities in both Japan and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flow from investing activities totaled ¥181.1 billion, an increase of ¥71.1 billion from the previous same period.
Cash flows from financing activities
Cash flow from financing activities recorded an outlay of ¥38.4 billion, a decrease of ¥25.9 billion from the previous same period, mainly resulting from an increase in dividend payouts of ¥35.5 billion, an increase of ¥4.7 billion over the previous year.
As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, remained positive at ¥76.9 billion.

(2) Production and Sales
      Production
     The company’s production by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2005
	Production	Change (%)
Business Machines	1,017,846	117.3
Cameras	398,354	101.0
Optical and other products	147,626	115.4

Total	1,563,826	112.5

Notes:

1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.
Sales
The company’s sales by product group are summarized as follows:

	Millions of yen
	Six months ended June 30, 2005
	Sales	Change (%)
Business Machines	1,197,031	104.8
Cameras	379,152	109.2
Optical and other products	179,657	113.1

Total	1,755,840	106.5

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.

2.	The company’s sales by main customer are summarized as follows:

	Millions of yen
	Six months ended June 30, 2004		Six months ended June 30, 2005
	Sales	Proportion (%)	Sales	Proportion (%)
Hewlett-Packard Company	363,424	20.7	322,145	19.5

(3) Managerial Issues to be Addressed
There were no significant changes or new developments in Canon’s managerial and financial issues to be addressed during the first half of 2005.

(4) Research and Development Expenditure
Canon has positioned fiscal 2005 as the last year of PhaseII (2001-2005) of the “Excellent Global Corporation Plan”. Canon has been making efforts to build R&D capabilities which enables Canon to acquire a top share in every main business area and to continually create new business opportunities through 2005. Canon’s research and development expenditures for the six months ended June 30, 2005 totaled ¥136,386 million.
Research and development expenditures by product group are summarized as follows:

	Millions of yen
	Six months ended June 30
	2004	2005
Business Machines	58,044	57,724
Cameras	16,752	18,959
Optical and other products	14,388	13,417
Corporate	43,178	46,286

Total	132,362	136,386

III . Property, Plant and Equipment
(1) Major Capital Investment
There were no significant changes to the status of existing major capital investment during the first half of 2005.
(2) Prospect of Capital Investment in fiscal 2005
There were no significant changes for the plans for new construction and retirement of capital investment, originally made at the end of the previous year, during the first half of 2005. Also, there were no significant additional plans for new construction or retirement of capital investment, during the first half of 2005.
IV . Shares
(1) Shares
Total number of authorized shares is 2,000,000,000 shares. The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Frankfurt am Main and New York stock exchanges. Total issued shares, common stock and number of shareholders are as follows:

	As of December 31,	As of June 30,
	2004	2005
Total issued shares (share)	887,977,251	888,362,687
Common stock (Millions of yen)	173,864	174,153
Note: The increase of the total issued shares during this term reflects the conversion of convertible shares.

(2) Major Shareholders

	As of June 30, 2005
	Number of shares held	Number of shares held /
	(thousands of shares)	Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	59,090	6.65%
Japan Trustee Services Bank, Ltd. (Trust Account)	48,848	5.50%
Moxley and Co.	45,335	5.10%
The Master Trust Bank of Japan, Ltd. (Trust Account)	44,562	5.02%
State Street Bank and Trust Company 505103	32,932	3.71%
Nomura Securities Co., Ltd.	24,710	2.78%
Mizuho Corporate Bank, Ltd.	18,946	2.13%
The Chase Manhattan Bank, N.A., London	17,851	2.01%
State Street Bank and Trust Company	17,691	1.99%
Dresdner Kleinwort Wasserstein (Japan) Ltd, Tokyo Branch	16,780	1.89%
(3) Stock Price Transition
The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2005:

						(Yen)
	January	February	March	April	May	June
High	5,580	5,610	5,790	5,900	5,990	6,000
Low	5,190	5,320	5,490	5,380	5,460	5,800

V . Financial Statements
     Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
as of June 30, 2004 and 2005, and December 31, 2004

	Millions of yen
	June 30		December 31
	2004	2005	2004
Assets
Current assets:
Cash and cash equivalents	811,221	935,921	887,774
Marketable securities (note 2)	1,369	1,236	1,554
Trade receivables, net (note 3)	526,980	542,192	602,790
Inventories (note 4)	486,623	485,887	489,128
Prepaid expenses and other current assets (notes 6, 7)	245,530	249,867	250,906

Total current assets	2,071,723	2,215,103	2,232,152

Noncurrent receivables (note 12)	14,999	14,162	14,567
Investments (notes 2, 7)	73,707	99,808	97,461
Property, plant and equipment, net (notes 5, 7)	891,248	1,042,448	961,714
Other assets (note 6)	301,788	285,904	281,127

Total assets	3,353,465	3,657,425	3,587,021

	Millions of yen
	June 30		December 31
	2004	2005	2004
Liabilities and stockholders’ equity
Current liabilities:
Short-term loans and current portion of long-term debt (note 7)	17,152	11,645	9,879
Trade payables (note 8)	470,817	437,210	465,396
Income taxes	80,639	78,324	105,565
Accrued expenses	180,164	197,405	205,296
Other current liabilities	121,532	181,525	197,029

Total current liabilities	870,304	906,109	983,165

Long-term debt, excluding current installments (note 7)	35,733	25,056	28,651
Accrued pension and severance cost	237,152	124,816	132,522
Other noncurrent liabilities	37,110	45,425	45,993

Total liabilities	1,180,299	1,101,406	1,190,331

Minority interests	166,432	192,049	186,794

Commitments and contingent liabilities (note 12)
Stockholders’ equity:
Common stock	173,514	174,153	173,864
(Authorized shares)	(2,000,000,000)	(2,000,000,000)	(2,000,000,000)
(Issued shares)	(887,509,650)	(888,362,687)	(887,977,251)
Additional paid-in capital	401,558	402,013	401,773
Legal reserve	40,798	42,186	41,200
Retained earnings	1,539,627	1,838,441	1,699,634
Accumulated other comprehensive income (loss) (note 9)	(143,585)	(87,487)	(101,312)
Treasury stock at cost	(5,178)	(5,336)	(5,263)
(Number of shares)	(1,105,393)	(1,133,795)	(1,120,867)

Total stockholders’ equity	2,006,734	2,363,970	2,209,896

Total liabilities and stockholders’ equity	3,353,465	3,657,425	3,587,021

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
for the six months ended June 30, 2004 and 2005, and fiscal year ended December 31, 2004

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2004	2005	2004
Net sales	1,648,420	1,755,840	3,467,853

Cost of sales	822,653	905,800	1,754,510

Gross profit	825,767	850,040	1,713,343

Selling, general and administrative expenses (note 1)	572,391	579,851	1,169,550

Operating profit	253,376	270,189	543,793

Other income (deductions):
Interest and dividend income	3,027	5,970	7,118
Interest expense	(1,438)	(771)	(2,756)
Other, net (note 1)	5,009	8,345	3,961

	6,598	13,544	8,323

Income before income taxes and minority interests	259,974	283,733	552,116

Income taxes	92,745	101,268	194,014

Income before minority interests	167,229	182,465	358,102

Minority interests	6,453	7,197	14,758

Net income	160,776	175,268	343,344

	Yen
Net income per share (note 10):
Basic	181.84	197.61	387.80
Diluted	181.17	197.38	386.78

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholder’s Equity
for the six months ended June 30, 2004 and 2005, and fiscal year ended December 31, 2004

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2004	2005	2004
Common stock:
Balance at beginning of year	168,892	173,864	168,892
Conversion of convertible debt	4,622	289	4,972

Balance at end of period	173,514	174,153	173,864

Additional paid-in capital:
Balance at beginning of year	396,939	401,773	396,939
Conversion of convertible debt and other	4,624	289	4,966
Stock exchanged under exchange offering	114	—	114
Capital transactions by consolidated subsidiaries	(119)	(49)	(246)

Balance at end of period	401,558	402,013	401,773

Legal reserve:
Balance at beginning of year	39,998	41,200	39,998
Transfers from retained earnings	800	986	1,202

Balance at end of period	40,798	42,186	41,200

Retained earnings:
Balance at beginning of year	1,410,442	1,699,634	1,410,442
Net income for the period	160,776	175,268	343,344
Cash dividends	(30,791)	(35,475)	(52,950)
Transfers to legal reserve	(800)	(986)	(1,202)

Balance at end of period	1,539,627	1,838,441	1,699,634

Accumulated other comprehensive income (loss) :
Balance at beginning of year	(143,275)	(101,312)	(143,275)
Other comprehensive income (loss) for the period, net of tax	(310)	13,825	41,963

Balance at end of period	(143,585)	(87,487)	(101,312)

Treasury stock:
Balance at beginning of year	(7,451)	(5,263)	(7,451)
Repurchase, net	(418)	(73)	(503)
Stock exchanged under exchange offering	2,691	—	2,691

Balance at end of period	(5,178)	(5,336)	(5,263)

Total stockholders’ equity	2,006,734	2,363,970	2,209,896

Disclosure of comprehensive income:
Net income for the period	160,776	175,268	343,344
Other comprehensive income (loss) for the period, net of tax (note 9):
Foreign currency translation adjustments	(2,048)	13,049	4,050
Net unrealized gains and losses on securities	339	(634)	686
Net gains and losses on derivative instruments	481	760	(396)
Minimum pension liability adjustments	918	650	37,623

Other comprehensive income (loss)	(310)	13,825	41,963

Total comprehensive income for the period	160,466	189,093	385,307

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the six months ended June 30, 2004 and 2005, and fiscal year ended December 31, 2004

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2004	2005	2004
Cash flows from operating activities:
Net income	160,776	175,268	343,344
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,380	98,556	192,692
Loss on disposal of property, plant and equipment	7,488	3,213	24,597
Deferred income taxes	10,937	8,608	9,060
Decrease (increase) in trade receivables	11,529	59,839	'(53,595)
Decrease (increase) in inventories	(43,430)	7,161	(40,050)
Increase (decrease) in trade payables	75,589	(30,174)	65,873
Increase (decrease) in income taxes	(2,735)	(27,171)	21,689
Increase (decrease) in accrued expenses	(9,584)	(10,274)	8,196
Decrease in accrued pension and severance cost	(1,053)	(5,945)	(16,924)
Other, net	930	(21,120)	6,647

Net cash provided by operating activities	297,827	257,961	561,529

Cash flows from investing activities:
Purchases of property, plant and equipment	(125,590)	(174,084)	(256,714)
Proceeds from sale of property, plant and equipment	2,906	6,637	7,431
Purchases of available-for-sale securities	(28)	(381)	(388)
Purchases of held-to-maturity securities	—	—	(21,544)
Proceeds from sale of available-for-sale securities	9,733	2,371	9,735
Proceeds from sale of subsidiary common stock	—	—	9,731
Purchases of other investments	(673)	(4,105)	(8,628)
Other, net	3,732	(11,494)	7,410

Net cash used in investing activities	(109,920)	(181,056)	(252,967)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	275	735	2,115
Repayments of long-term debt	(28,599)	(3,384)	(43,175)
Decrease (increase) in short-term loans	(2,654)	1,544	(3,046)
Dividends paid	(30,791)	(35,475)	(52,950)
Purchases of treasury stock, net	(410)	(73)	(494)
Other, net	(2,147)	(1,756)	(4,718)

Net cash used in financing activities	(64,326)	(38,409)	(102,268)

Effect of exchange rate changes on cash and cash equivalents	(2,658)	9,651	(8,818)

Net increase in cash and cash equivalents	120,923	48,147	197,476
Cash and cash equivalents at beginning of year	690,298	887,774	690,298

Cash and cash equivalents at end of period	811,221	935,921	887,774

Supplemental disclosure for cash flow information
Cash paid during the period for:
Interest	1,644	814	2,981
Income taxes	91,954	120,264	164,450

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1) Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation
The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.
The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not disclosed under accounting principles generally accepted in the United States of America.
The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis as of June 30, 2004 and 2005, and December 31, 2004 are summarized as follows:

	June 30		Dec. 31
	2004	2005	2004
Consolidated subsidiaries	200	187	184
Affiliated companies that were accounted for on the equity basis	19	16	17

Total	219	203	201
(b)	Description of Business
Canon Inc. (the “Company”) and subsidiaries (collectively “Canon”) is one of the world’s leading manufacturers in such fields as office imaging products, computer peripherals, business information products, cameras, and optical related products. Office imaging products consist mainly of copying machines and digital multifunction devices. Computer peripherals consist mainly of laser beam and inkjet printers. Business information products consist mainly of computer information systems, micrographics and calculators. Cameras consist mainly of single lens reflex (“SLR”) cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, projection aligners used in the production of liquid crystal displays (“LCDs”), broadcasting lenses and medical equipment.
Canon’s consolidated net sales for the six months ended June 30, 2005 were distributed as follows: office imaging products 32%, computer peripherals 33%, business information products 3%, cameras 22%, and optical and other products 10%. Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution, and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales for each of the six months ended June 30, 2005 were generated outside Japan, with 30% in the Americas, 31% in Europe, and 12% in other areas.
Canon’s manufacturing operations are conducted primarily at 18 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand and Vietnam.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Canon sells laser beam printers on an OEM basis to Hewlett-Packard Company; such sales constituted approximately 21% of consolidated net sales for the six ended months ended June 30, 2005.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(d)	Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, environmental liabilities, deferred tax assets and employee retirement and severance benefit plans. Actual results could differ materially from those estimates.

(e)	Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

(f)	Translation of Foreign Currencies

Assets and liabilities of the Company’s subsidiaries located outside Japan with functional currencies other than Japanese yen are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from translation of financial statements are excluded from earnings and are reported in other comprehensive income (loss).

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions). Foreign currency exchange losses were ¥5,160 million, ¥898 million and ¥17,800 million for the six months ended June 30, 2004 and 2005, and year ended December 31, 2004, respectively.

(g)	Marketable Securities and Investments

Canon classifies investments in debt and marketable equity securities as available-for-sale, or held-to-maturity securities. Canon does not hold any trading securities which are bought and held primarily for the purpose of sale in the near term.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of other comprehensive income (loss) until realized.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Available-for-sale and held-to-maturity securities are regularly reviewed for other-than-temporary declines in carrying value based on criteria that include the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and Canon’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. When such a decline exists, Canon recognizes an impairment loss to the extent by which the cost basis of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices, projected discounted cash flows or other valuation techniques as appropriate.

Realized gain and losses are determined on the average cost method and reflected in earnings.

Other securities are stated at cost and reviewed periodically for impairment.

(h)	Allowance for Doubtful Receivables

Allowance for doubtful trade and finance receivables is maintained for all customers based on a combination of factors, including aging analysis, macroeconomic conditions, significant one-time events, and historical experience. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options are exhausted including legal recourse, the accounts or portions thereof are deemed to be uncollectible and charged against the allowance.

(i)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(j)	Investments in Affiliated Companies

Investments in 20% to 50% owned affiliates in which Canon has the ability to exercise significant influence over their operating and financial policies are accounted for by the equity method.

(k)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(l)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Assets leased to others under operating leases are stated at cost and depreciated by the straight-line method over the period ranging from 2 years to 5 years.

(m)	Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested for impairment at least annually. Intangible assets with finite useful lives, consisting primarily of software and license fees, are amortized using the straight-line method over the estimated useful lives, which range from 3 years to 5 years for software and 5 years to 10 years for license fees. Certain costs incurred in connection with developing or obtaining internal use software are capitalized. These costs consist of payments made to third parties and the salaries of employees working on such software development. Costs incurred in connection with developing internal use software are capitalized at the application development stage. In addition, Canon develops or obtains certain software to be sold where related costs are capitalized after establishment of technological feasibility.

(n)	Environmental Liabilities

Liabilities for environmental remediation and other environmental costs are accrued when environmental assessments or remedial efforts are probable and the costs can be reasonably estimated. Such liabilities are adjusted as further information develops or circumstances change. Costs of future obligations are not discounted to their present values.

(o)	Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Canon records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

(p)	Issuance of Stock by Subsidiaries and Equity Investees

The change in the Company’s proportionate share of a subsidiary’s or equity investee’s equity resulting from the issuance of stock by the subsidiary or equity investee is accounted for as an equity transaction.

(q)	Net Income per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income per share includes the effect from potential issuance of common stock based on the assumption that all convertible debentures were converted into common stock.

(r)	Revenue Recognition

Canon generates revenue principally through the sale of consumer products, equipment, supplies, and related services under separate contractual arrangements. Canon recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
For arrangements with multiple elements, which may include any combination of equipment, installation and maintenance, Canon allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

Revenue from sales of consumer products including office imaging products, computer peripherals, business information products and cameras is recognized upon shipment or delivery, depending upon when title and risk of loss transfer to the customer.

Revenue from sales of optical equipment such as steppers and aligners sold with customer acceptance provisions related to their functionality is recognized when the equipment is installed at the customer site and the specific criteria of the equipment functionality are successfully tested and demonstrated by Canon. Service revenue is derived primarily from maintenance contracts on equipment sold to customers and is recognized over the term of the contract.

Most office imaging products are sold with service maintenance contracts for which the customer typically pays a base service fee plus a variable amount based on usage. Revenue from these service maintenance contracts are recognized as services are provided.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized over the life of each respective lease using the interest method. Leases not qualifying as sales-type lease or direct-financing lease are accounted for as operating leases and related revenue is recognized over the lease term.

Canon records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions and volume-based rebates. Estimated reductions in sales are based upon historical trends and other known factors at the time of sale. In addition, Canon provides price protection to certain resellers of its products, and records reductions to sales for the estimated impact of price protection obligations when announced.

A liability for estimated product warranty cost is recorded at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(s)	Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses were ¥132,362 million, ¥136,386 million and ¥275,300 million for the six months ended June 30, 2004 and 2005, and year ended December 31, 2004, respectively.

(t)	Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥52,848 million, ¥44,782 million and ¥111,770 million for the six months ended June 30, 2004 and 2005, and year ended December 31, 2004, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(u)	Shipping and Handling Costs

Shipping and handling costs totaled ¥21,119 million, ¥24,319 million and ¥46,953 million for the six months ended June 30, 2004 and 2005, and year ended December 31, 2004, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(v)	Derivative Financial Instruments

All derivatives are recognized at fair value and are included in prepaid expenses and other current assets, or other current liabilities on the consolidated balance sheets. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the hedged item. Gains and losses from hedging ineffectiveness are included in other income (deductions). Gains and losses excluded from the assessment of hedge effectiveness (time value component) are included in other income (deductions).

Canon also uses certain derivative financial instruments which are not designated as hedges. Canon records these derivative financial instruments on the consolidated balance sheets at fair value. The changes in fair values are immediately recorded in earnings.

(w)	Guarantees

Canon recognizes, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing guarantees.

(y)	Reclassification

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform with the presentation used for this period.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(2)	Marketable Securities and Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities and held-to-maturity securities by major security type at June 30, 2004 and 2005, and December 31, 2004 were as follows:

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2004:
Current:
Available-for-sale:
Corporate debt securities	10	—	—	10
Bank debt securities	71	—	—	71
Fund trusts	92	46	—	138
Equity securities	1,077	82	9	1,150

	1,250	128	9	1,369

Noncurrent:
Available-for-sale:
Governmental bond securities	233	4	—	237
Corporate debt securities	48	2	—	50
Fund trusts	2,056	663	1	2,718
Equity securities	5,586	15,961	24	21,523

	7,923	16,630	25	24,528

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
June 30, 2005:
Current:
Available-for-sale:
Bank debt securities	71	—	—	71
Equity securities	1,033	133	1	1,165

	1,104	133	1	1,236

Noncurrent:
Available-for-sale:
Governmental bond securities	512	22	—	534
Corporate debt securities	72	6	—	78
Fund trusts	2,553	690	—	3,243
Equity securities	9,068	15,593	64	24,597

	12,205	16,311	64	28,452
Held-to-maturity:
Corporate debt securities	21,210	—	—	21,210

	33,415	16,311	64	49,662

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value
December 31, 2004:
Current:
Available-for-sale:
Corporate debt securities	138	—	—	138
Bank debt securities	71	—	—	71
Fund trusts	92	40	—	132
Equity securities	1,117	100	4	1,213

	1,418	140	4	1,554

Noncurrent:
Available-for-sale:
Governmental bond securities	536	26	25	537
Corporate debt securities	56	19	—	75
Fund trusts	2,064	574	12	2,626
Equity securities	9,185	16,628	76	25,737

	11,841	17,247	113	28,975

Held-to-maturity:
Corporate debt securities	21,460	—	—	21,460

	33,301	17,247	113	50,435
Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥18,131 million, ¥16,696 million and ¥14,635 million at June 30, 2004 and 2005, and December 31, 2004, respectively.
(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2004	2005	2004
Notes	30,115	25,838	30,261
Accounts	509,857	527,823	584,186
Less allowance for doubtful receivables	(12,992)	(11,469)	(11,657)

	526,980	542,192	602,790

(4)	Inventories

Inventories comprised the following:

	Millions of yen
	June 30		Dec. 31
	2004	2005	2004
Finished goods	334,371	349,581	352,656
Work in process	137,028	120,839	121,613
Raw materials	15,224	15,467	14,859

	486,623	485,887	489,128

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2004	2005	2004
Land	178,277	183,013	182,330
Buildings	778,070	882,034	824,969
Machinery and equipment	1,015,268	1,080,059	1,053,121
Construction in progress	57,861	82,911	74,599

	2,029,476	2,228,017	2,135,019
Less accumulated depreciation	(1,138,228)	(1,185,569)	(1,173,305)

	891,248	1,042,448	961,714

(6)	Finance Receivables and Operating Leases

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 to 6 years.

Future minimum lease payments to be received under non-cancelable operating leases are ¥4,622 million (within one year), ¥7,032 million (after one year) at June 30, 2005.
(7)	Pledged Assets and Secured Loans

Certain property, plant and equipment with a net book carrying value at June 30, 2004 and 2005, and December 31, 2004 of ¥11,025 million, ¥8,467 million and ¥11,247 million, respectively, were mortgaged to secure loans from banks.

In November 2004, Canon entered into an agreement whereby certain assets were deposited into an irrevocable trust to meet the debt service requirements of the: 1.88% Japanese yen notes; 2.95% Japanese yen notes; and 2.27% Japanese yen notes in the aggregate amount of ¥25,000 million. The assets contributed by Canon consisted of certificates of deposit and debt securities with carrying amounts of ¥5,010 million and ¥21,210 million, respectively, at June 30, 2005. Cash flows from such investments will be used solely to satisfy the principal and interest obligations for the debts. Accordingly, the certificates of deposit are included in the consolidated balance sheet under the caption of prepaid expenses and other current assets, and the debt securities are included in the consolidated balance sheet under the caption of investments.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must provide additional security upon request of the lender.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(8)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30		Dec. 31
	2004	2005	2004
Notes	72,014	22,067	51,081
Accounts	398,803	415,143	414,315

	470,817	437,210	465,396

(9)	Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2004	2005	2004
Foreign currency translation adjustments:
Balance at beginning of year	(83,801)	(79,751)	(83,801)
Adjustments for the period	(2,048)	13,049	4,050

Balance at end of period	(85,849)	(66,702)	(79,751)

Net unrealized gains and losses on securities:
Balance at beginning of year	6,784	7,470	6,784
Adjustments for the period	339	(634)	686

Balance at end of period	7,123	6,836	7,470

Net gains and losses on derivative instruments:
Balance at beginning of year	(297)	(693)	(297)
Adjustments for the period	481	760	(396)

Balance at end of period	184	67	(693)

Minimum pension liability adjustments:
Balance at beginning of year	(65,961)	(28,338)	(65,961)
Adjustments for the period	918	650	37,623

Balance at end of period	(65,043)	(27,688)	(28,338)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(143,275)	(101,312)	(143,275)
Adjustments for the period	(310)	13,825	41,963

Balance at end of period	(143,585)	(87,487)	(101,312)

(10)	Net Income per Share

A reconciliation of the numerators and denominators of basic and diluted net income per share computations is as follows:

	Millions of yen
	Six months ended		Year ended
	June 30		December 31
	2004	2005	2004
Net income	160,776	175,268	343,344
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	22	3	24
1.30% Japanese yen convertible debentures, due 2008	56	11	72

Diluted net income	160,854	175,282	343,440

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Shares
	Six months ended		Year ended
	June 30		December 31
	2004	2005	2004
Average common shares outstanding	884,152,873	886,959,906	885,365,124
Effect of dilutive securities:
1.20% Japanese yen convertible debentures, due 2005	679,072	195,629	462,823
1.30% Japanese yen convertible debentures, due 2008	3,026,147	894,264	2,125,278

Diluted common shares outstanding	887,858,092	888,049,799	887,953,225

	Yen
	Six months ended		Year ended
	June 30		December 31
	2004	2005	2004
Net income per share:
Basic	181.84	197.61	387.80
Diluted	181.17	197.38	386.78
(11)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce this risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) at period-end are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign currency exchange contracts to manage its foreign currency exposures. These foreign currency exchange contracts have not been designated as hedges. Accordingly, the changes in fair value of the contracts are recorded in earnings immediately.

Contract amounts of foreign exchange contracts at June 30, 2004 and 2005, and December 31, 2004 are set forth below:

	Millions of yen
	June 30		Dec. 31
	2004	2005	2004
To sell foreign currencies	527,917	520,017	584,208
To buy foreign currencies	30,382	35,939	34,201
(12)	Commitments and Contingent Liabilities

Commitments

Commitments outstanding for the purchase of property, plant and equipment and raw materials are ¥77,792 million and ¥50,976 million, at June 30, 2005.

On September 14, 2004, the Company and Toshiba Corporation (“Toshiba”) entered into an agreement to jointly establish SED Inc. for the development, production and marketing of next-generation flat-screen SED (Surface-conduction Electron-emitter Display) panels. Under the agreement, the Company is further committed to contribute 50% of the financing requirements for SED Inc. through the establishment of a prototype production line.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,605 million, ¥13,931 million and ¥14,307 million, at June 30, 2004 and 2005, and December 31, 2004, respectively, and are reflected under noncurrent receivables on the accompanying consolidated balance sheets.

Future minimum lease payments required under non-cancellable operating leases are ¥9,680 million (within one year) and ¥36,923 million (after one year), at June 30, 2005.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less risk of finance.

For each guarantee provided, Canon would have to perform under a guarantee, if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of the employees with housing loans, and of 1 year to 10 years, in the case of the affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥41,446 million at June 30, 2005. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2005 were insignificant.

Legal proceedings

In February 2003, a lawsuit was filed by St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) against the Company and one of its subsidiaries in the United States District Court of Delaware, which accused the Company of infringement of patents related to certain technology. In connection with this case, in October 2004, a jury preliminarily found damages against the Company of approximately ¥3,600 million based on a percentage of certain product sales in the United States through 2003. Subsequent to this jury finding, St. Clair also made a motion to the court for damages relating to certain sales in 2004 and onward, using the same royalty rate awarded by the jury which could result in additional damages. There are additional defenses that are yet to be litigated in a follow-up trial solely to the judge; thus, a final decision by the court, as to both infringement and the total amount of damages, has not yet been reached.

In November 2003, a law suit was filed by a former employee against the Company at Tokyo District Court in Japan. The lawsuit alleges that the former employee is entitled to ¥45,872 million as compensation for an invention related to certain technology used by the Company, and has sued for a partial payment of ¥1,000 million and interest thereon. The case is still pending and its final outcome is not yet determinable.

Canon is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of the above mentioned matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(13)	Disclosures about the Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2004 and 2005, and December 31, 2004 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables, accrued expenses for which fair value approximate their carrying amounts. The summary also excludes marketable securities and investments which are disclosed in Note 2.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen
		June 30			December 31
	2004		2005		2005
	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value
Long-term debt, including current installments	(52,105)	(60,562)	(35,223)	(39,856)	(38,530)	(44,620)

Derivatives:
Foreign exchange contracts:
Assets	6,521	6,521	3,148	3,148	4,875	4,875
Liabilities	(3,402)	(3,402)	(10,356)	(10,356)	(11,020)	(11,020)
The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14)	Subsequent Events

On August 25, 2005 the Company has announced that its board of directors resolved to enter into a basic agreement to acquire shares of NEC Machinery Corporation (“NEC Machinery”), a subsidiary of NEC Corporation through tender offer (the “Tender Offer”), and to acquire shares of ANELVA Corporation (“ANELVA”) shares held by NEC (the “Stock Acquisition”).

If the Tender Offer and the Stock Acquisition occur as stated below, NEC Machinery and ANELVA will become consolidated subsidiaries of Canon Inc.

As NEC Machinery possesses advanced design and manufacturing technologies for automation equipment, Canon believes that the Tender Offer will contribute greatly to further advancements in its production reform activities, including the automation of production processes for Canon products. ANELVA, with its high-vacuum thin film deposition technology, is expected to make a significant contribution to the in-house production of manufacturing equipment which is indispensable to differentiate Canon products from the competitions in various fields, including Canon’s new display business.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
1. Tender Offer
(1)	Basic Information of NEC Machinery

1.	Trade Name : NEC Machinery Corporation

2.	Principal Lines of Business : Development, manufacturing and sales of post-process equipment (including dye bonders) in semiconductor manufacturing equipment and FA equipment.

3.	Consolidated Financial Results for Fiscal Year ended March 31, 2005 (Millions of yen): Sales 16,770 Net income 1,877 Total assets 14,788

4.	Total Outstanding Shares : 7,870,800 shares (as of March 31, 2005)

(2)	Number of Shares to be Purchased: 4,240,000 shares

(3)	Period of Tender Offer: August 26, 2005 through October 12, 2005

(4)	Tender Offer Price: 1,212 yen per share

(5)	Funds Required for Purchase: 5,139 millions of yen (subject to change)
(note) This is an estimate for the number of shares expected to be purchased (4,240,000 shares), and if the total number of tendered shares exceeds the number of shares to be purchased (4,240,000 shares), the amount equal to the number of shares exceeding 4,240,000 multiplied by the Offer Price will be required as additional funds.
2. Stock Acquisition
(1)	Basic Information of ANELVA

1.	Trade Name : ANELVA Corporation

2.	Principal Lines of Business : Development, manufacturing, sales and maintenance service of vacuum equipment for production of electronic parts, including semiconductors, flat panel displays (FPD), magnetic heads and hard disc drives (HDD)

3.	Financial Results for Fiscal Year Ended March 31, 2005 (Millions of yen): Sales 46,438 Net income 416 Total assets 37,745

4.	Total Outstanding Shares : 36,000,000 shares

(2)	Number of Shares to be Acquired : 36,000,000 shares

(3)	Transfer Date : September 30, 2005

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(15) Segment Information

Segment Information by Product					(Millions of Yen)
			Optical	Corporate
Six months ended	Business		and other	and
June 30, 2004:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	1,142,261	347,333	158,826	—	1,648,420
Intersegment	—	—	65,556	(65,556)	—

Total	1,142,261	347,333	224,382	(65,556)	1,648,420

Operating cost and expenses	893,500	285,902	209,223	6,419	1,395,044

Operating profit	248,761	61,431	15,159	(71,975)	253,376

			Optical	Corporate
Six months ended	Business		and other	and
June 30, 2005:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	1,197,031	379,152	179,657	—	1,755,840
Intersegment	—	—	71,818	(71,818)	—

Total	1,197,031	379,152	251,475	(71,818)	1,755,840

Operating cost and expenses	937,578	317,298	230,436	339	1,485,651

Operating profit	259,453	61,854	21,039	(72,157)	270,189

			Optical	Corporate
Year ended	Business		and other	and
December 31, 2004:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	2,387,953	763,079	316,821	—	3,467,853
Intersegment	—	—	138,419	(138,419)	—

Total	2,387,953	763,079	455,240	(138,419)	3,467,853

Operating cost and expenses	1,866,869	632,281	426,408	(1,498)	2,924,060

Operating profit	521,084	130,798	28,832	(136,921)	543,793

     Notes:
1.	The primary products included in each of the product segments are as follows:

Business machines: Office network digital multifunction devices (MFDs) / Laser beam printers / Inkjet printers / Personal-use copying machines / facsimile / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels/ Broadcasting equipment / Medical equipment / etc.

2.	General corporate expenses of ¥72,045 million, ¥72,160 million and ¥136,929 million in the six months ended June 30, 2004 and 2005, and year ended December 31, 2004, respectively, are included in “Corporate and Eliminations.” For the fiscal year ended December 31, 2004, a gain of ¥17,141 million is also included, which relates to the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information by Geographic Area					(Millions of Yen)
					Corporate
Six months ended					and
June 30, 2004:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	445,019	493,806	514,366	195,229	—	1,648,420
Intersegment	892,228	4,410	1,605	266,909	(1,165,152)	—

Total	1,337,247	498,216	515,971	462,138	(1,165,152)	1,648,420

Operating cost and Expenses	1,046,858	474,343	506,030	448,005	(1,080,192)	1,395,044

Operating profit	290,389	23,873	9,941	14,133	(84,960)	253,376

					Corporate
Six months ended					and
June 30, 2005:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	481,444	516,933	550,401	207,062	—	1,755,840
Intersegment	958,506	4,593	1,114	292,479	(1,256,692)	—

Total	1,439,950	521,526	551,515	499,541	(1,256,692)	1,755,840

Operating cost and Expenses	1,129,146	503,674	537,469	485,679	(1,170,317)	1,485,651

Operating profit	310,804	17,852	14,046	13,862	(86,375)	270,189

					Corporate
Year ended					and
December 31, 2004:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	919,153	1,057,066	1,090,712	400,922	—	3,467,853
Intersegment	1,882,973	8,863	4,161	591,677	(2,487,674)	—

Total	2,802,126	1,065,929	1,094,873	992,599	(2,487,674)	3,467,853

Operating cost and Expenses	2,206,141	1,025,628	1,071,552	965,080	(2,344,341)	2,924,060

Operating profit	595,985	40,301	23,321	27,519	(143,333)	543,793

Notes:
1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

2.	The principal countries and regions included in each category of geographic area are as follows:

Americas: United States of America, Canada, Latin America

Europe: England, Germany, France, Netherlands

Others: Asian regions, China, Oceania
3.	General corporate expenses of ¥72,045 million, ¥72,160 million and ¥136,929 million in the six months ended June 30, 2004 and 2005, and year ended December 31, 2004, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Segment Information — Sales by Region

	Millions of Yen
	Six months ended June 30				Year ended Dec. 31
	2004		2005		2004
	Sales	Component	Sales	Component	Sales	Component
Japan	413,762	25.1	416,118	23.7	849,734	24.5
Americas	494,881	30.0	518,126	29.5	1,059,425	30.6
Europe	515,567	31.3	551,666	31.4	1,093,295	31.5
Other areas	224,210	13.6	269,930	15.4	465,399	13.4
Total	1,648,420	100.0	1,755,840	100.0	3,467,853	100.0
Notes:
1.	This summary of net sales by region of destination is determined by the location of the customer.

2.	The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: England, Germany, France, Netherlands

Other Areas: Asian regions, China, Oceania